Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-169796

October 22, 2010

Mecox Lane Limited

Mecox Lane Limited, or Mecox Lane, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Mecox Lane has filed with the SEC for more complete information about Mecox Lane and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Mecox Lane has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Mecox Lane, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling tollfree:

Credit Suisse Securities (USA) LLC (1-800-221-1037) or UBS AG (1-888-827-7275). Please note: calling these numbers from outside the United States is not toll-free. You may also access Mecox Lane’s most recent prospectus by visiting EDGAR on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1501775/000119312510234292/df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to Mecox Lane’s registration statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on October 22, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 3.

Our Corporate Structure

The disclosure under footnote (11) on page 6 has been updated as set forth below:

Rampage China Limited, or Rampage Cayman, is one of our intermediate holding companies, currently holding all our Rampage-related trademarks. ICL-Rampage Limited holds 20% of the equity in Rampage Cayman.

Risk Factors

The following risk factor on pages 16 and 17 has been revised. The revised risk factor is set forth below:

We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

In February 2009, we and Iconix China Limited, or Iconix, jointly established Rampage Cayman in the Cayman Islands. We, Iconix, and Rampage Cayman entered into a shareholders’ agreement, pursuant to which Iconix assigned and/or licensed all of its rights, titles and interests in and to certain trademarks in the Greater China area to Rampage Cayman as consideration for 20% of the shares of Rampage Cayman. In February 2010, Iconix transferred all its shares in Rampage Cayman and all of its rights and obligations under the shareholders’ agreement to ICL-Rampage Limited, its wholly-owned subsidiary.

Pursuant to the shareholders’ agreement, ICL-Rampage Limited will have the option, beginning upon the completion of this offering, to require us to purchase any or all of its shares in Rampage Cayman. This option will be exercisable at any time, though ICL-Rampage Limited has agreed not to exercise it for a period of one year immediately following the closing of this offering, and it has no termination date. The price that we would be required to pay to ICL-Rampage Limited would be determined by the following formula:

price	= (our market capitalization) ÷ (our net income for the most recent full financial year) × (the net income of Rampage Cayman for the most recent full financial year) × (percentage of Rampage Cayman equity we are required to purchase) × 0.75

Our market capitalization would be equal to the number of ordinary shares that we have outstanding times the price per ordinary share, with the price per ordinary share based on the average closing price for our ADSs on the 20 business days immediately prior to ICL-Rampage Limited’s delivery of an option exercise notice to us. Our net income and Rampage Cayman’s net income would each be based on our audited annual financial statements.

Since we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater. If we are unable to meet our obligation under the option, ICL-Rampage Limited may have the right to force us into liquidation, in which case you will lose a portion or all of the value of your investment. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

Furthermore, ICL-Rampage Limited will have the right to reacquire the trademarks it assigned to Rampage Cayman, for only nominal consideration, if we fail to make a loan totaling US$10 million to Rampage Cayman or if Rampage Cayman fails to achieve annual gross revenues of RMB400.0 million (US$59.0 million) by the fifth anniversary of the date of the shareholders’ agreement. See “Corporate History and Structure—Agreements with Iconix.” Our business and results of operations may be adversely affected if we lose the right to Rampage trademarks.

Capitalization

The disclosure under the third bullet point on page 46 has been updated as set forth below:

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on a pro forma as-adjusted basis to reflect the assumed conversion of all of our outstanding Series B, Series C, and Series D convertible non-redeemable preference shares into 123,961,259 ordinary shares immediately upon the completion of this offering as the holders of these preference shares sent us written notice of converting their preference shares to ordinary shares immediately upon the completion of this offering if, among other things, this offering would be completed before January 31, 2011, and the issuance and sale of 66,000,004 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $9.00 per ADS, which is the mid-point of the estimated public offering price range set forth on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

Management’s Disclosure and Analysis of Financial Condition and Result of Operations

The following disclosure has been added to “Our Liquidity and Capital Resources” on page 79:

Pursuant to a shareholders’ agreement with us and Rampage Cayman, ICL-Rampage Limited will have the option, beginning upon the completion of this offering, to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided therein. As of the date of this prospectus, we do not believe the purchase obligation amount is material if ICL-Rampage Limited currently exercises the option. However, as the price calculated according to the formula is linked to our market capitalization, our net income and Rampage Cayman’s net income, and we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater, which may have a material impact on our liquidity and financial condition. See “Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

Our leases of two warehouses in Guangzhou and Chengdu could have been incompliant with applicable PRC laws. See “Risk Factors—Risks Related to Our Business—If our lease of a warehouse located on land owned by collective farms or lease of a warehouse without required certificates is found not in compliance with applicable PRC laws, we may incur cost and expenses and operations of these warehouses could be disrupted as a result.” We do not believe unplanned relocation of these warehouses and related moving costs and expenses would have a material impact on our liquidity or financial condition.

The disclosure under “Off-Balance Sheet Commitments and Arrangements” on page 85 has been updated as set forth below:

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any significant derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

With respect to our purchase obligation to ICL-Rampage Limited if it exercises the option to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided in the shareholders’ agreement among us, ICL-Rampage Limited and Rampage Cayman, see “— Our Liquidity and Capital Resources.”

Management

The disclosure relating to Mr. Anthony Kai Yiu Lo on page 130 has been updated as set forth below:

Mr. Anthony Kai Yiu Lo will serve as our independent director upon the effectiveness of our registration statement, of which this prospectus is a part. Mr. Lo has served as the chairman of Shanghai Century Capital Limited, a private investment holding company based in the Greater China area, since 2009. Mr. Lo also serves as a director of The Taiwan Fund Inc, a diversified closed-end investment company listed on the New York Stock Exchange; Convenience Retail Asia Limited, a retail industry company listed on the Hong Kong Stock Exchange; IDT International Limited, a lifestyle consumer electronic products industry company listed on the Hong Kong Stock Exchange; Lam Soon Hong Kong Limited, a food and detergent industry company listed on the Hong Kong Stock Exchange; Playmates Holdings Limited, a property investments and toy industry company listed on the Hong Kong Stock Exchange; and Tristate Holdings Limited, an apparel manufacturer listed on the Hong Kong Stock Exchange. Mr. Lo also serves on the boards of a number of private companies, including, to the extent material, Bosera Asset Management International Ltd, a Hong Kong-based fund management company; Bosera China Fund plc, an Ireland-based fund company with most of its investments in China’s A share stock market; Landsdown Enterprises Limited, a Hong Kong-based investment holding company; Lo Hing Kwong & Co. Limited, a Hong Kong-based company for holding a real estate in Hong Kong; Tanah Lot Investments Limited, a Hong-Kong based investment holding company as well as its subsidiaries, Manderly Limited and Manderly Holdings Limited, two Thailand-based companies for holding a real estate in Thailand; Rayson Limited and Royal Eagle Limited, two Hong Kong-based companies for holding certain real estates in Hong Kong; Shanghai Century Capital Limited, a China-based investment holding company; Tanah Lot Investments Limited, a Hong Kong-based Investment holding company; Triwish Management Limited, an investment holding company for diversified portfolio of quoted investments. Mr. Lo was the chairman and co-chief executive officer of Shanghai Century Acquisition Corporation, a company formerly listed on the American Stock Exchange, from 2006 to 2008. From 1998 to 2006, Mr. Lo was a member of the listing committee of the Hong Kong Stock Exchange. Mr. Lo received his bachelor’s degree in commerce from Concordia University in 1971 and attended the Harvard Business School senior management program in 1986. Mr. Lo is qualified as a chartered accountant with the Canadian Institute of Chartered Accountants and is a member of the Hong Kong Institute of Certified Public Accountants.

The disclosure under the heading “Our Officers’ Relationship with Our VIEs” on page 134 has been updated as set forth below:

Even though some of our VIEs’ shareholders, directors and officers are our officers, none of them are our directors. In case any of these officers of our company violates his fiduciary duties to us, our board of directors has the power to replace such officer. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. These laws do not require our VIEs’ directors or members of management to consider our best interests when making decisions as a director or member of management of the relevant VIEs. We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. A violation of their fiduciary duties to us would also constitute a violation of our code of business conduct and ethics. Any waiver of our code of business conduct and ethics for our directors, executive officers or other principal financial officers may be made only by our board of directors or the appropriate committee of our board of directors and will be disclosed to the public as required by Form 6-K and other applicable laws and rules or the rules of the Nasdaq Global Market.

As advised by King & Wood, our PRC counsel, each contract under our contractual arrangements with VIEs and their respective shareholders is valid and binding. The VIEs, as well as their executive officers and directors as their representatives, are legally required to perform their obligations under the contractual arrangements. Such performance of contractual obligations is not deemed as breach of these executive officers and directors’ fiduciary obligations to the VIEs under PRC law. To the extent the VIEs and their shareholders are in compliance with the contractual arrangements, our business interests are aligned with these VIEs to the same degree as if we held full equity ownership of the VIEs.

Principal and Selling Shareholders

The disclosure under footnote (2) on page 139 has been updated as set forth below:

Represents 143,431,621 ordinary shares and 109,454,745 ordinary shares issuable upon conversion of 8,551,400 Series B preference shares, 1,441,024 Series C preference shares and 351,062 Series D preference shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited. Mr. Shen is the sole director of Ever Keen Holdings Limited. Mr. Shen disclaims beneficial ownership with respect to the shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.

The disclosure in the last paragraph on page 140 has been updated as set forth below:

As of the date of this prospectus, 5.2% of our outstanding ordinary shares on an as-converted basis are held by four record holders in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.